Interim Condensed Consolidated Financial Statements of
ABSOLUTE SOFTWARE CORPORATION
As at and for the three and nine months ended March 31, 2023
(Unaudited)

ABSOLUTE SOFTWARE CORPORATION Condensed Consolidated Statements of Financial Position (Unaudited) (Expressed in thousands of United States dollars, except number of shares)

	March 31, 2023	June 30, 2022
Assets
Current assets:
Cash and cash equivalents (note 13)	$49,846	$63,669
Short-term investments	360	360
Trade and other receivables (note 3)	43,282	52,722
Income tax receivable	405	1,029
Prepaid expenses and other	8,748	9,086
Contract acquisition assets – current (note 4)	11,697	9,518
	114,338	136,384
Property and equipment	4,352	5,195
Right-of-use assets (note 5)	7,041	9,456
Deferred income tax assets (note 12)	51,685	39,428
Contract acquisition assets (note 4)	5,037	6,213
Intangible assets (note 6)	104,214	117,537
Goodwill	240,755	240,755
Other assets	650	650
	$528,072	$555,618

Liabilities
Current liabilities:
Trade and other payables (note 7)	$32,955	$32,544
Derivative liabilities (note 14(b))	401	83
Income tax payable	2,267	2,143
Lease liabilities – current (note 8)	4,088	4,069
Long-term debt – current (note 9)	1,538	1,632
Deferred revenue – current (note 11(b))	135,193	133,852
	176,442	174,323
Lease liabilities (note 8)	4,341	7,210
Long-term debt (note 9)	258,229	264,230
Deferred revenue (note 11(b))	73,660	76,619
Deferred income tax liability (note 12)	27,239	30,037
	539,911	552,419
Shareholders’ (Deficiency) Equity
Share capital (note 10)	179,708	160,951
Equity reserve	47,637	51,333
Treasury shares	(264)	(264)
Accumulated other comprehensive loss	(459)	(207)
Deficit	(238,461)	(208,614)
	(11,839)	3,199
	$528,072	$555,618

Subsequent events (note 17)
See accompanying notes to the Interim Condensed Consolidated Financial Statements.

Approved on behalf of the Board on May 15, 2023:

(signed) “Daniel P. Ryan”	(signed) “Lynn Atchison”
Daniel P. Ryan, Director	Lynn Atchison, Director

ABSOLUTE SOFTWARE CORPORATION
Condensed Consolidated Statements of Operations and Comprehensive Loss
(Unaudited)
(Expressed in thousands of United States dollars, except number of shares and per share amounts)

	Three months ended March 31,		Nine months ended March 31,
	2023	2022	2023	2022
Revenue (note 11)	$58,771	$51,985	$169,530	$144,784
Cost of revenue	10,119	9,098	31,110	27,026
Gross margin	48,652	42,887	138,420	117,758

Operating expenses
Sales and marketing	23,114	19,277	68,653	59,838
Research and development	12,949	12,434	40,352	33,949
General and administration	10,817	12,848	34,186	33,124
	46,880	44,559	143,191	126,911

Operating income (loss)	1,772	(1,672)	(4,771)	(9,153)

Other (expense) income
Interest income	166	2	552	3
Interest expense	(7,652)	(5,085)	(20,979)	(15,443)
Foreign exchange (loss) gain	(88)	(326)	(122)	(478)
	(7,574)	(5,409)	(20,549)	(15,918)

Net loss before income taxes	(5,802)	(7,081)	(25,320)	(25,071)

Income tax recovery (note 12)	1,831	624	4,864	5,923
Net loss	$(3,971)	$(6,457)	$(20,456)	$(19,148)

Items that may be reclassified subsequently to profit or loss:
Unrealized gain (loss) on derivatives, net of tax	290	108	(252)	(203)
Foreign currency translation	—	(45)	—	(63)
Total comprehensive loss	$(3,681)	$(6,394)	$(20,708)	$(19,414)

Basic net loss per common share (note 10(h))	$(0.08)	$(0.13)	$(0.39)	$(0.38)
Diluted net loss per common share (note 10(h))	$(0.08)	$(0.13)	$(0.39)	$(0.38)

Weighted average number of common shares outstanding
Basic	52,795,073	50,727,764	52,162,768	50,153,476
Diluted	52,795,073	50,727,764	52,162,768	50,153,476
See accompanying notes to the Interim Condensed Consolidated Financial Statements.

ABSOLUTE SOFTWARE CORPORATION Condensed Consolidated Statements of Changes in Shareholders’ (Deficiency) Equity (Unaudited) (Expressed in thousands of United States dollars, except number of shares)

	Share Capital
	Number of Common shares	Amount	Equity reserve	Treasury shares	Accumulated Other Comprehensive Income	Deficit	Total
Balance, June 30, 2021	49,573,829	$151,521	$46,489	$(264)	$188	$(171,492)	$26,442
Shares issued on stock option exercise	273,398	1,572	(194)	—	—	—	1,378
Shares issued under Employee Stock Ownership Plan ("ESOP")	94,697	853	—	—	—	—	853
Shares issued under Performance and Restricted Share Unit plan ("PRSU")	1,096,408	6,785	(9,783)	—	—	—	(2,998)
Share-based compensation	—	—	13,836	—	—	—	13,836
Cash dividends	—	—	—	—	—	(9,528)	(9,528)
Unrealized loss on derivatives, net	—	—	—	—	(203)	—	(203)
Tax deduction on share issuance costs	—	(73)	—	—	—	—	(73)
Tax deduction on share based compensation	—	—	(2,441)	—	—	—	(2,441)
Foreign currency translation	—	—	—	—	(63)	—	(63)
Net loss	—	—	—	—	—	(19,148)	(19,148)
Balance, March 31, 2022	51,038,332	$160,658	$47,907	$(264)	$(78)	$(200,168)	$8,055

Balance, June 30, 2022	51,111,769	$160,951	$51,333	$(264)	$(207)	$(208,614)	$3,199
Shares issued under PRSU and Omnibus Equity Incentive Plan	2,008,397	18,973	(22,577)	—	—	—	(3,604)
Share-based compensation	—	—	18,626	—	—	—	18,626
Cash dividends	—	—	—	—	—	(9,391)	(9,391)
Unrealized loss on derivatives, net	—	—	—	—	(252)	—	(252)
Tax deduction on share issuance costs	—	(216)	—	—	—	—	(216)
Tax deduction on share based compensation	—	—	255	—	—	—	255
Net loss	—	—	—	—	—	(20,456)	(20,456)
Balance, March 31, 2023	53,120,166	$179,708	$47,637	$(264)	$(459)	$(238,461)	$(11,839)

See accompanying notes to the Interim Condensed Consolidated Financial Statements.

ABSOLUTE SOFTWARE CORPORATION Condensed Consolidated Statements of Cash Flows (Unaudited) (Expressed in thousands of United States dollars)

	Three months ended March 31,		Nine months ended March 31,
	2023	2022	2023	2022
Cash from (used in):
Operating activities:
Net loss	$(3,971)	$(6,457)	$(20,456)	$(19,148)
Items not involving cash:
Depreciation of property and equipment	770	847	2,259	2,575
Amortization of right-of-use assets (note 5)	916	825	2,841	2,764
Amortization of intangible assets (note 6)	4,441	4,441	13,323	13,623
Amortization of contract acquisition assets (note 4)	2,914	3,641	9,592	11,155
Share-based compensation (note 10(f))	3,699	4,553	18,453	12,579
Current and deferred income taxes	(4,898)	(1,275)	(14,969)	(8,503)
Interest expense	7,580	4,999	20,753	15,197
Unrealized foreign exchange loss	69	163	60	65
Changes in non-cash operating working capital:
Trade and other receivables	927	1,673	9,440	(3,548)
Income tax receivable	895	22	624	(341)
Prepaid expenses and other	909	(1,976)	339	(3,155)
Contract acquisition assets	(2,726)	(3,304)	(10,595)	(11,887)
Trade and other payables	942	2,311	239	925
Income tax payable	1,443	109	123	180
Deferred revenue	417	6,474	(1,618)	18,657
Cash from operating activities	14,327	17,046	30,408	31,138

Investing activities:
Purchase of property and equipment	(329)	(247)	(1,285)	(869)
Acquisition of NetMotion	—	(309)	—	(342,008)
Cash used in investing activities	(329)	(556)	(1,285)	(342,877)

Financing activities:
Dividends paid (note 10(g))	(3,109)	(3,153)	(9,391)	(9,528)
Proceeds from exercise of stock options and ESOP (note 10)	—	415	—	1,793
Tax remittances on share-based compensation	(1,402)	—	(3,386)	(354)
Payment of lease liabilities (note 8)	(1,153)	(864)	(3,333)	(2,874)
Proceeds from long-term debt (note 9)	—	—	—	269,500
Transaction costs on long-term debt (note 9)	—	—	—	(1,957)
Principal repayment of long-term debt (note 9)	(675)	(688)	(7,037)	(2,063)
Interest payment on long-term debt (note 9)	(7,212)	(4,617)	(19,517)	(14,042)
Cash (used in) from financing activities	(13,551)	(8,907)	(42,664)	240,475

Foreign exchange effect on cash	(91)	(104)	(282)	(187)
Increase (decrease) in cash and cash equivalents	356	7,479	(13,823)	(71,451)
Cash and cash equivalents, beginning of period	49,490	61,236	63,669	140,166
Cash and cash equivalents, end of period	$49,846	$68,715	$49,846	$68,715

Supplemental cash flow information (note 13)

See accompanying notes to the Interim Condensed Consolidated Financial Statements.

ABSOLUTE SOFTWARE CORPORATION Notes to the Condensed Consolidated Financial Statements (Unaudited) (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

1.    NATURE OF OPERATIONS
Absolute Software Corporation (the “Company”) was incorporated under the predecessor statue of the British Columbia Business Corporation Act on November 24, 1993. The Company’s principal business activity is the development, marketing, and provision of software services that support the management and security of computing devices, applications, data, and networks for a variety of organizations in various global territories.
2.    SIGNIFICANT ACCOUNTING POLICIES
(a)Basis of presentation
These unaudited interim condensed consolidated financial statements are prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). The accounting policies, critical judgments and estimates applied by the Company in these unaudited interim condensed consolidated financial statements are consistent with those applied in the audited consolidated financial statements for the fiscal year ended June 30, 2022.
These unaudited interim condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries; however, they do not include all disclosures normally provided in annual consolidated financial statements and should be read in conjunction with the annual consolidated financial statements as at and for the year ended June 30, 2022. Interim results are not necessarily indicative of the results expected for the fiscal year.
(b)Adoption of Accounting Standards

Recent accounting pronouncements

Amendments to IAS 1: Classification of Liabilities as Current or Non-current and Non-Current Liabilities with Covenants
On January 23, 2020, the IASB issued Classification of Liabilities as Current or Non-Current (Amendments to IAS 1). The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. On October 31, 2022, the IASB issued Non-Current Liabilities with Covenants (Amendments to IAS 1). These amendments specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. Instead, the amendments require a company to disclose information about these covenants in the notes to the financial statements. These amendments apply retrospectively for annual reporting periods beginning on or after January 1, 2024, with early application permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.
Other pronouncements issued but not yet effective
Certain other pronouncements have been issued by the IASB that are issued but not yet effective. There are currently no such pronouncements that are expected to have a significant impact on the Company's consolidated financial statements upon adoption.

ABSOLUTE SOFTWARE CORPORATION Notes to the Condensed Consolidated Financial Statements (Unaudited) (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

3.    TRADE AND OTHER RECEIVABLES
The Company’s trade and other receivables are comprised of the following:

	March 31, 2023	June 30, 2022
Trade receivables	$40,892	$50,851
Other receivables	2,799	2,235
Allowance for doubtful accounts	(409)	(364)
	$43,282	$52,722
As at March 31, 2023, 5% of the Company’s accounts receivable balance is over 90 days past due (June 30, 2022 – 8%). As at March 31, 2023, 22%, 19%, and 15% (June 30, 2022 – 29%, 19%, and 13%) of the receivable balances are owing from three PC OEM and other reseller partners.

4.    CONTRACT ACQUISITION ASSETS
The following table provides a reconciliation of contract acquisition assets for the nine months ended March 31, 2023:

Balance – June 30, 2022	$15,731
Contract acquisition costs incurred	10,595
Amortization	(9,592)
Balance – March 31, 2023	16,734
Less: current portion	(11,697)
$5,037
5.    RIGHT OF USE ASSETS
The Company enters into leases for office space and data centers in Canada, the United States and Vietnam. These leases have remaining lease terms of 7 months to 4 years.
The following table provides a reconciliation of right-of-use assets for the nine months ended March 31, 2023:

Balance – June 30, 2022	$9,456
Additions	426
Amortization	(2,841)
Balance – March 31, 2023	$7,041

ABSOLUTE SOFTWARE CORPORATION Notes to the Condensed Consolidated Financial Statements (Unaudited) (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

6.    INTANGIBLE ASSETS

	Developed technology	Customer contracts and relationships	Total
Cost	$63,500	$71,800	$135,300
Accumulated amortization	(18,521)	(12,565)	(31,086)
Net carrying amount – March 31, 2023	$44,979	$59,235	$104,214

	Developed technology	Customer contracts and relationships	Total
Balance – June 30, 2022	$52,917	$64,620	$117,537
Amortization	(7,938)	(5,385)	(13,323)
Balance – March 31, 2023	$44,979	$59,235	$104,214

Amortization of developed technology is included within cost of revenue and amortization of customer contracts and relationships are included within sales and marketing expense in the Consolidated Statements of Operations and Comprehensive Loss.

7.    TRADE AND OTHER PAYABLES
The Company’s trade and other payables are comprised of the following:

	March 31, 2023	June 30, 2022
Payroll and employee benefits	$7,317	$10,005
Trade payables	7,993	1,852
Deferred share units	3,637	3,810
Customer deposits	8,320	9,850
Accrued liabilities	4,845	6,397
Accrued warranty	21	32
Sales taxes payable	822	598
	$32,955	$32,544

ABSOLUTE SOFTWARE CORPORATION Notes to the Condensed Consolidated Financial Statements (Unaudited) (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

8.    LEASE LIABILITIES
The following table provides a reconciliation of lease liabilities for the nine months ended March 31, 2023:

Balance – June 30, 2022	$11,279
Additions	426
Lease payments	(3,333)
Interest	293
Unrealized foreign exchange gain	(236)
Balance – March 31, 2023	8,429
Less: current portion	(4,088)
$4,341
The Company’s maturities of undiscounted lease liabilities, for the years ended June 30, are as follows as at March 31, 2023:

2023	$1,155
2024	4,270
2025	2,490
2026	836
2027	92
$8,843

9.    LONG-TERM DEBT

	March 31, 2023	June 30, 2022
Term Loan Facility	$265,213	$272,250
Less: Unamortized debt discount and transaction costs	(5,446)	(6,388)
Long-term debt	259,767	265,862
Less: current portion	(1,538)	(1,632)
	$258,229	$264,230
For the three and nine months ended March 31, 2023, the Company made principal repayments of $675,000 (2022 – $687,500) and $7,037,000 (2022 – $2,062,500) respectively. Principal repayments for the nine months ended March 31, 2023 included an optional prepayment of $5,000,000.

ABSOLUTE SOFTWARE CORPORATION Notes to the Condensed Consolidated Financial Statements (Unaudited) (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

9.    LONG-TERM DEBT (Continued)
As of March 31, 2023, minimum principal repayments for the years ended June 30, are as follows:

2023	$675
2024	2,699
2025	2,699
2026	2,699
2027	2,699
Thereafter	253,742
$265,213
As at March 31, 2023, the Company was in compliance with the financial and operating covenants under the Term Loan Facility.

10.    SHARE CAPITAL AND EQUITY RESERVE
(a)    Authorized
100,000,000 common shares, no par value
(b)    Issued and outstanding
As at March 31, 2023, the Company had 53,120,166 (2022 – 51,038,332) common shares issued and outstanding, including 60,942 (2022 – 60,942) treasury shares.
During the nine months ended March 31, 2023, the Company issued 2,008,397 common shares pursuant to its Performance and Restricted Share Unit Plan (the “PRSU Plan”) and the Omnibus Equity Incentive Plan (note 10(c)).
During the nine months ended March 31, 2022, the Company issued 273,398 common shares on exercise of employee stock options (note 10(c)), 1,096,408 common shares pursuant to the PRSU Plan (note 10(c)) and 94,697 common shares pursuant to the ESOP. Aggregate proceeds from the exercise of employee stock options was $1,378,000, and from the ESOP was $853,000.
(c)    Stock Options, PSUs, and RSUs
The Company’s share-based compensation plans include the 2000 Share Option Plan (the “Option Plan”), the PRSU Plan and the Omnibus Equity Incentive Plan (adopted on December 14, 2021, replacing the Option Plan and PRSU Plan).

2000 Share Option Plan
In 2001, the Board of Directors of the Company (the “Board of Directors”) adopted the Option Plan (as amended in 2007, 2009, 2015 and 2018). On December 14, 2021, the Option Plan was replaced by the Omnibus Equity Incentive Plan. As of December 14, 2021, no new awards can be granted under the Option Plan. Awards granted prior to December 14, 2021 remain outstanding in accordance with their original terms and conditions.

ABSOLUTE SOFTWARE CORPORATION Notes to the Condensed Consolidated Financial Statements (Unaudited) (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

10.    SHARE CAPITAL AND EQUITY RESERVE (Continued)
Terms and conditions of options granted under the Option Plan are determined solely by the Board of Directors. Under the Option Plan, the exercise price of each option equals the last closing market price of the Company’s common shares before the grant date. The term of option grants may not exceed 7 years from the date of grant of the option. Options are generally granted with a four year vesting period (25% vesting on each anniversary date).

PRSU Plan
In 2015, the Company’s shareholders approved the PRSU Plan (as amended in 2018), which provides for grants of Performance Share Units (“PSUs”) and Restricted Share Units (“RSUs”). On December 14, 2021, the PRSU Plan was replaced by the Omnibus Equity Incentive Plan. As of December 14, 2021, no new awards can be granted under the PRSU Plan. Awards granted prior to December 14, 2021 remain outstanding in accordance with their original terms and conditions.
During the nine months ended March 31, 2023, the vesting terms of outstanding RSUs under the PRSU Plan were modified to vest on a quarterly basis over three years. Prior to the modification, RSUs typically vested over a three year period, with 1/3 vesting on each grant anniversary date. Additional share-based compensation expense of $2,235,000 was recognized during the nine months ended March 31, 2023, as a result of the modification of vesting terms.
PSUs issued under the PRSU Plan typically vest after a three-year period (100% cliff vesting on the third anniversary date). The number of PSUs that ultimately vest is based on an Adjustment Factor, as determined by the Board of Directors at the date of grant, and can range from 0% to 200% of the number of units initially granted.

Omnibus Equity Incentive Plan
On December 14, 2021, the Company’s shareholders approved the Omnibus Equity Incentive Plan, which provides for grants of stock options, RSUs, and PSUs to the Company’s officers, directors, employees and other specified service providers.
Under the Omnibus Equity Incentive Plan, the maximum number of common shares reserved for issuance is limited to 8.8% of the aggregate number of issued and outstanding common shares, less the common shares reserved for issuance under the PRSU Plan, the Option Plan, the ESOP and any other of the Company’s equity compensation arrangements. At March 31, 2023, the maximum number of common shares reserved for issuance under the Omnibus Equity Incentive Plan was 855,945.
Terms and conditions of options, PSUs, and RSUs granted are determined by the Board of Directors in accordance with the Omnibus Equity Incentive Plan terms. PSUs typically vest after a three-year period (100% cliff vesting on the third anniversary date) and RSUs typically vest on a quarterly basis over three years. Prior to July 1, 2022, RSUs vested over a three year period, with 1/3 vesting on each grant anniversary date.
During the nine months ended March 31, 2023, the vesting terms of outstanding RSUs under the Omnibus Equity Incentive Plan were modified to vest on a quarterly basis over three years. Additional share-based compensation expense of $524,000 was recognized during the nine months ended March 31, 2023, as a result of the modification of vesting terms.
The number of PSUs that ultimately vest is based on an Adjustment Factor, as determined by the Board of Directors at the date of grant, and can range from 0% to 200% of the number of units initially granted.

ABSOLUTE SOFTWARE CORPORATION Notes to the Condensed Consolidated Financial Statements (Unaudited) (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

10.    SHARE CAPITAL AND EQUITY RESERVE (Continued)

Stock Options
The following table summarizes activity under the Option Plan for the nine months ended March 31, 2023 and 2022:

	Nine months ended March 31,
	2023		2022
	Number of options	Weighted average exercise price (CAD)	Number of options	Weighted average exercise price (CAD)
Outstanding, beginning of period	404,005	$8.82	682,277	$7.84
Exercised	—	—	(273,398)	6.41
Forfeited	—	$—	(187)	$7.11
Outstanding, end of period	404,005	$8.82	408,692	$8.80
At March 31, 2023, 370,255 (2022 – 278,692) stock options were vested and exercisable. For the nine months ended March 31, 2023, there was no stock option activity under the Omnibus Equity Incentive Plan.

Performance Share Units
The following table summarizes PSU activity under the PRSU Plan and Omnibus Equity Incentive Plan for the nine months ended March 31, 2023 and 2022:

	Nine months ended March 31,
	2023	2022
Outstanding, beginning of period	759,620	813,935
Granted	661,354	438,247
Released	(386,364)	(505,658)
Forfeited	(194,530)	(246,244)
Added by performance factor	132,594	220,665
Outstanding, end of period	972,674	720,945
At March 31, 2023, none (2022 – 40,481) of the outstanding PSUs had vested. The weighted average grant date fair value of PSUs granted during the nine months ended March 31, 2023 was $10.21 (2022 – $11.35). PSUs outstanding under the PRSU Plan as at March 31, 2023 have a weighted average term to expiry of 1.4 years (2022 – 2.4 years). PSUs outstanding under the Omnibus Equity Incentive Plan do not have expiry dates and are released by the Company upon vesting.
During the nine months ended March 31, 2023, the Adjustment Factor related to the PSUs granted was related to the achievement of Company-specific performance targets. The fair value of PSUs with market-based performance conditions are estimated on the grant date using a Monte Carlo simulation model, taking into account the fair value of the Company’s common shares on the date of grant, potential future dividends accruing to the PSU holder’s benefit, and encompassing a wide range of possible future Company performance conditions. The fair value of PSUs with non-market performance conditions is determined based on the fair value of the Company’s common shares on the date of grant and potential future dividends accruing to the PSU holder’s benefit.

ABSOLUTE SOFTWARE CORPORATION Notes to the Condensed Consolidated Financial Statements (Unaudited) (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

10.    SHARE CAPITAL AND EQUITY RESERVE (Continued)

Restricted Share Units
The following table summarizes RSU activity under the PRSU Plan and Omnibus Equity Incentive Plan for the nine months ended March 31, 2023 and 2022:

	Nine months ended March 31,
	2023	2022
Outstanding, beginning of period	2,570,184	1,738,889
Granted	2,266,159	2,304,679
Released	(1,964,696)	(930,763)
Forfeited	(428,362)	(612,405)
Expired	(1,335)	—
Outstanding, end of period	2,441,950	2,500,400
At March 31, 2023, 15,504 (2022 – 62,288) of the outstanding RSUs had vested. The weighted average grant date fair value of RSUs granted during the nine months ended March 31, 2023 was $10.39 (2022 – $11.13). RSUs outstanding under the PRSU Plan as at March 31, 2023 have a weighted average term to expiry of 1.3 years (2022 – 1.7 years). RSUs outstanding under the Omnibus Equity Incentive Plan do not have expiry dates and are released by the Company upon vesting.
The fair value of the RSUs granted was estimated on the grant date using the fair value of the Company’s common shares on the date of grant and potential future dividends accruing to the RSU holder’s benefit.

(d)    Deferred Share Unit Plan
The Company’s share-based compensation plans also include a Deferred Share Unit (“DSU”) Plan, which was adopted in 2016. The DSU Plan is a cash-settled share based compensation plan. Terms and conditions of DSUs granted are determined by the Board of Directors.
Under the DSU Plan, DSUs are issued to non-employee Directors and generally vest over a one year period (25% per three months). After a Director leaves the Board, their DSUs will be redeemed for cash during a prescribed period at a value equal to the market price of the Common Shares at the date of redemption.
The following table summarizes activity under the DSU Plan for the nine months ended March 31, 2023 and 2022:

	Nine months ended March 31,
	2023	2022
Outstanding, beginning of period	457,444	324,010
Granted	8,198	130,227
Outstanding, end of period	465,642	454,237
The weighted average grant date fair value of DSUs granted during the nine months ended March 31, 2023 was $10.26 (2022 – $10.20). At March 31, 2023, 465,642 (2022 – 400,590) of the outstanding DSUs had vested. At March 31, 2023, the fair value of liabilities arising from the DSU Plan was $3,637,000 (June 30, 2022 – $3,810,000). The amount is included within trade and other payables.

ABSOLUTE SOFTWARE CORPORATION Notes to the Condensed Consolidated Financial Statements (Unaudited) (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

10.    SHARE CAPITAL AND EQUITY RESERVE (Continued)

(e)    Employee Share Ownership Plan
On February 1, 2022, the Board of Directors approved the Employee Share Purchase Plan (the “ESPP”). The terms of the ESPP allow employees to contribute up to an annual maximum of $15,000, to purchase the common shares of the Company, at the end of a specified offering period. The Company matches approximately 33% of the employee’s contribution, up to an annual maximum of $5,000. At the end of each offering period, the aggregate employee and Company contributions are used to purchase common shares on the open market. During the nine months ended March 31, 2023, 117,849 common shares were purchased under the ESPP.

(f)    Share-based compensation expense
The Company’s share-based compensation expense for the three and nine months ended March 31, 2023 and 2022 was comprised as follows:

	Three months ended March 31,		Nine months ended March 31,
	2023	2022	2023	2022
Stock Option	$6	$15	$24	$54
PSU	585	1,288	2,200	3,034
RSU	4,187	3,398	16,086	10,522
DSU	(1,194)	(179)	(173)	(1,257)
ESOP	115	31	316	226
	$3,699	$4,553	$18,453	$12,579
The Company’s share-based compensation expense was attributable to the following areas for the three and nine months ended March 31, 2023 and 2022:

	Three months ended March 31,		Nine months ended March 31,
	2023	2022	2023	2022
Cost of revenue	$674	$219	$2,652	$1,475
Sales and marketing	1,468	921	5,082	3,242
Research and development	1,171	1,404	5,704	3,367
General and administration	386	2,009	5,015	4,495
	$3,699	$4,553	$18,453	$12,579
(g)    Dividends
During the nine months ended March 31, 2023, the Company declared three quarterly dividends of CAD$0.08 per share on its common shares, amounting to $9,391,000. The dividends were paid in cash on August 26, 2022, November 25, 2022 and February 23, 2023 to shareholders of record at the close of business on August 11, 2022, November 17, 2022 and February 9, 2023 respectively.

ABSOLUTE SOFTWARE CORPORATION Notes to the Condensed Consolidated Financial Statements (Unaudited) (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

10.    SHARE CAPITAL AND EQUITY RESERVE (Continued)
(h)    Net loss per share
Basic and diluted net loss per share is calculated as follows:

	Three months ended March 31,		Nine months ended March 31,
	2023	2022	2023	2022
Net loss attributable to common shareholders	$(3,971)	$(6,457)	$(20,456)	$(19,148)

Basic weighted average number of common shares outstanding	52,795,073	50,727,764	52,162,768	50,153,476
Diluted weighted average number of common shares outstanding(1)	52,795,073	50,727,764	52,162,768	50,153,476

Basic net loss per common share	$(0.08)	$(0.13)	$(0.39)	$(0.38)
Diluted net loss per common share(1)	$(0.08)	$(0.13)	$(0.39)	$(0.38)
(1)Diluted weighted average number of common shares outstanding for the three months ended March 31, 2023 excludes 134,505 (2022 – 69,136) stock options, 972,674 (2022 – 720,945) PSUs, and 1,345,781 (2022 – 1,037,798) RSUs as their effects are antidilutive. Diluted weighted average number of common shares outstanding for the nine months ended March 31, 2023 excludes 140,742 (2022 – 267,415) stock options, 972,674 (2022 – 720,945) PSUs, and 1,508,798 (2022 – 1,695,511) RSUs as their effects are antidilutive.

11.    REVENUE
(a)    Disaggregated revenue
The table below provides a disaggregation of our revenues for the three and nine months ended March 31, 2023 and 2022:

	Three months ended March 31,		Nine months ended March 31,
	2023	2022	2023	2022
Cloud and subscription services(1)	$56,238	$49,503	$162,444	$137,519
Managed professional services	1,042	1,002	2,956	3,010
	57,280	50,505	165,400	140,529
Software license(2)	69	173	255	543
Professional services	495	309	1,130	1,114
Other	927	998	2,745	2,598
	$58,771	$51,985	$169,530	$144,784
(1)Cloud and subscription services include revenue derived from cloud services, term-based subscription licenses, and maintenance services.
(2)Software license includes revenue derived from on-premises perpetual software licenses.

ABSOLUTE SOFTWARE CORPORATION Notes to the Condensed Consolidated Financial Statements (Unaudited) (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

11.    REVENUE (Continued)

(b)    Deferred revenue
The following table provides a reconciliation of deferred revenue balances for the nine months ended March 31, 2023:

Balance – June 30, 2022	$210,471
Billings	167,912
Revenue recognized	(169,530)
Balance – March 31, 2023	208,853
Less: current portion	(135,193)
$73,660
In the nine months ended March 31, 2023, revenue recognized included $112,024,000 (2022 – $77,116,000) that was included in deferred revenue at the beginning of the period. The Company’s deferred revenue scheduled to be recognized in the years ended June 30, are as follows as at March 31, 2023:

2023	$49,211
2024	99,924
2025	36,806
2026	16,592
2027	5,480
Thereafter	840
$208,853

ABSOLUTE SOFTWARE CORPORATION Notes to the Condensed Consolidated Financial Statements (Unaudited) (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

12.    INCOME TAXES
Income tax expense for the three and nine months ended March 31, 2023 and 2022 differ from that calculated by applying statutory rates for the following reasons:

	Three months ended March 31,		Nine months ended March 31,
	2023	2022	2023	2022
Loss before income taxes	$(5,802)	$(7,081)	$(25,320)	$(25,071)
Combined Federal and Provincial income tax rate	27.00%	27.00%	27.00%	27.00%
Expected tax recovery at statutory rate	1,567	1,912	6,836	6,769
Permanent differences	312	(887)	(288)	(476)
Foreign income tax effected at lower rates	59	14	(1,402)	141
Impact on deferred income tax assets of changes in foreign exchange rates	—	—	—	(15)
Amounts over (under) provided for in prior years	2	(415)	58	(496)
Other	(109)	—	(340)	—
Income tax recovery	$1,831	$624	$4,864	$5,923

Comprised of:
Current income tax expense	$(2,167)	$(83)	$(8,805)	$(334)
Deferred income tax recovery	3,998	707	13,669	6,257
Income tax recovery	$1,831	$624	$4,864	$5,923
At March 31, 2023, the Company had total deferred tax assets of $51,685,000 (June 30, 2022 – $39,428,000) primarily related to deferred revenue and Section 174(e) capitalization balances; current income tax receivable of $405,000 (June 30, 2022 – $1,029,000) primarily related to tax instalments paid, and current income tax payable of $2,267,000 (June 30, 2022 – $2,143,000). At March 31, 2023, the Company had total deferred tax liability of $27,239,000 (June 30, 2022 – $30,037,000) primarily related to deferred tax liability assumed from the acquisition of NetMotion. In the three and nine months ended March 31, 2023 and 2022, the Company’s current income tax payable is partially offset by estimated investment tax credit (“ITC”) receivable balances. The ITCs were credited against research and development expenses, as the credit is generated by certain eligible scientific research and development expenditures (“SRED”) in Canada.
The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and during the loss carry-forward periods. Management considers the scheduled reversal of deferred tax assets and liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of the deferred tax asset considered realizable could change materially in the near term based on future taxable income during the carry-forward period.
The Company’s operations are conducted in a number of countries with complex tax legislation and regulations pertaining to the Company’s activities. Any reassessment of the Company’s tax filings by the tax authorities could result in material adjustments to net income or loss, deferred tax assets and operating loss carry-forwards.

ABSOLUTE SOFTWARE CORPORATION Notes to the Condensed Consolidated Financial Statements (Unaudited) (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

13.    SUPPLEMENTAL CASH FLOW INFORMATION

	March 31, 2023	June 30, 2022
Cash	$35,586	$49,761
Cash equivalents	14,260	13,908
	$49,846	$63,669

	Three months ended March 31,		Nine months ended March 31,
	2023	2022	2023	2022
Cash paid for income taxes	$402	$60	$7,809	$528
Cash received from income taxes	467	205	472	206

Non-cash investing and financing activities
Accrued purchases of property and equipment, net	174	99	131	153
Additions arising from leases	—	—	426	822

14.    FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
(a)Fair value of financial instruments
The carrying value of cash and cash equivalents, short-term investments, accounts receivable, and trade and other payables approximate their fair values due to the short-term nature of these instruments. The carrying value of long-term debt approximates its fair value as the debt bears interest at a floating rate.
The fair value of derivative financial instruments are measured using Level 2 inputs, based on forward exchange rates.
(b)Derivative financial instruments
The fair values of derivative financial instruments outstanding are as follows:

	March 31, 2023		June 30, 2022
Derivative liabilities
Foreign currency forward contracts designated as cash flow hedges	$377		$78
Foreign currency forward contracts	24		5
	$401	—	$83

ABSOLUTE SOFTWARE CORPORATION Notes to the Condensed Consolidated Financial Statements (Unaudited) (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

14.    FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

Forward contracts designated as cash flow hedges
The Company enters into foreign exchange forward contracts to minimize its exposure to foreign exchange rate risks. As at March 31, 2023, the aggregate notional amount of foreign exchange forward contracts was $8,505,000 (June 30, 2022 – $33,819,000), of which notional amount of $7,919,000 (June 30, 2022 – $31,647,000) was designated as cash flow hedges. The maturity dates of these instruments range from April 2023 to June 2023. As at March 31, 2023, the net unrealized loss on forward contracts designated as cash flow hedges was $377,000 (June 30, 2022 – $78,000). As at March 31, 2023, the Company estimates that 100% of net unrealized gains/losses on these forward contracts will be reclassified into income (loss) within the next twelve months.
During the nine months ended March 31, 2023, $935,000 (2022 – $370) in hedging losses was recognized in operating expenses. There was $nil reclassified from OCI into income relating to the ineffective portion.

15.    SEGMENTED INFORMATION
(a)Operating Segments
The Company and its subsidiaries operate primarily in one principal business, that being development, marketing, and support of management and data security solutions for endpoint computing devices.
(b)Entity wide disclosures
Geographic revenue information is based on the location of the customer invoiced. Long-lived assets include non-current contract acquisition assets, property and equipment, right-of-use assets, intangible assets, goodwill, and other non-current assets.

	Three months ended March 31,		Nine months ended March 31,
	2023	2022	2023	2022
Revenue
United States	$44,533	$39,630	$129,528	$112,459
Rest of world	12,881	11,486	36,532	29,686
Canada	1,357	869	3,470	2,639
	$58,771	$51,985	$169,530	$144,784

	March 31, 2023	June 30, 2022
Non-current assets
Canada	$7,601	$8,759
United States and rest of world	354,448	371,047
	$362,049	$379,806

ABSOLUTE SOFTWARE CORPORATION Notes to the Condensed Consolidated Financial Statements (Unaudited) (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

16.    CONTINGENCIES
Due to the nature of the Company’s business, products, and patent portfolio, the Company is involved in assertions and claims as both the initiating party and, from time to time, as a respondent to such claims. The Company believes that any such claims currently existing are without merit and intends to vigorously defend any such assertions. At this time, there are no new legal matters which are believed to be material to the Company’s financial performance, liquidity, or financial condition.

17.    SUBSEQUENT EVENTS
(a)Quarterly dividend
On April 19, 2023, the Company declared a quarterly dividend of CAD$0.08 per share on its common shares, payable in cash on May 24, 2023 to shareholders of record at the close of business on May 11, 2023.
(b)Workforce restructuring
On April 4, 2023, the Company effected a restructuring plan to lower its operating expenses, resulting in a reduction of overall headcount by approximately 5% and plans to reduce its office spaces. In connection with the restructuring, the Company expects to incur expenses for the three months ended June 30, 2023, consisting primarily of severance payments and other related termination costs.
(c)Acquisition by Crosspoint Capital Partners, L.P.

On May 10, 2023, the Company entered into an Arrangement Agreement with funds affiliated with Crosspoint Capital Partners, L.P. (“Crosspoint”), whereby Crosspoint has agreed to acquire all of the issued and outstanding common shares (the "Common Shares") of the Company (the “Acquisition”). Under the terms of the Arrangement Agreement, Absolute shareholders will receive $11.50 per Common Share in cash on completion of the Acquisition, corresponding to an enterprise value of approximately $870 million, inclusive of the debt.

As previously declared, the Company will be paying a dividend of CAD$0.08 per share on its Common Shares, payable in cash on May 24, 2023 to shareholders of record at the close of business on May 11, 2023. As part of Arrangement Agreement, the Company will suspend its dividend going forward.

The Acquisition, which was approved unanimously by the Board is subject to shareholder approval, court and regulatory approvals and clearance, and other customary closing conditions. Subject to the satisfaction of such conditions, the Acquisition is expected to be completed during the second half of 2023. If the Arrangement Agreement is terminated under certain conditions, either the Company or Crosspoint is required to pay a termination fee; in the case of the Company, the termination fee is $19.0 million, and in the case of Crosspoint, the termination fee is $35.0 million.

Upon completion of the Acquisition, the Common Shares will no longer be listed on any public market and the Company will cease to be a reporting issuer under Canadian and U.S. securities laws.

(d)Amendments to the BSP Credit Agreement
In anticipation of a potential transaction, the Company amended the terms of its senior credit agreement with Benefit Street Partners (“BSP”). A further amendment was subsequently made to facilitate entry by the Company into the Arrangement Agreement. the Company will have to pay a fee to BSP in consideration for the amendments to the credit agreement upon consummation of the Acquisition.